EXHIBIT 99.36

STATE OF MINNESOTA		DISTRICT COURT

COUNTY OF HENNEPIN		FOURTH JUDICIAL DISTRICT

CASE TYPE: Other - Civil

Malcolm Rosenfeld, on behalf of himself
and all other persons similarly situated,

                                         Plaintiff,

v.

NRG ENERGY, INC; XCEL ENERGY,
INC.; DAVID H. PETERSON; WAYNE M.
BRUNETTI; LUELLA G. GOLDBERG;
PIERSON M. GRIEVE; WILLIAM A.
HODDER; JAMES J. HOWARD; and
GARY R. JOHNSON,

Defendants.	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	File No. CLASS ACTION COMPLAINT WITH JURY DEMAND

      Plaintiff, by his attorneys, makes the following allegations upon information and belief, except as to those allegations specifically pertaining to plaintiff and plaintiff’s counsel or which are predicted upon, inter alia, a review of public filings made with the Securities and Exchange Commission (“SEC”), press releases and reports, and an investigation undertaken by Plaintiff’s counsel.

GENERAL BACKGROUND

      On or about February 15, 2002, defendant Xcel Energy, Inc. (“Xcel”) announced that it was going to commence a tender offer for the twenty-six percent (26%) of defendant NRG Energy, Inc. (“NRG” or the “Company”) that it did not already own for 0.4846 shares of Xcel common stock per

NRG share. This proposed transaction is manifestly unfair to plaintiff and the other public shareholders of NRG.

PARTIES

      1.     Plaintiff Malcolm Rosenfeld is the owner of 730 NRG shares and has been the owner of such shares continuously since prior to the wrongs complained of herein.

      2.     (a)     NRG is a Delaware Corporation with its headquarters located at 901 Marquette Avenue, Suite 2300, Minneapolis, MN 55402;

              (b)     NRG is one of the world’s leading competitive energy providers with interests in natural gas, oil, coal and landfill gas, among other power holdings;

              (c)     Its common stock is listed for trading on The New York Stock Exchange with the symbol “NRG”;

              (d)     NRG is 74% owned and controlled by defendant Xcel.

      3.     (a)     Defendant Xcel is a Minnesota corporation. It is a natural gas energy company with its headquarters at 800 Nicollet Mall, Minneapolis, MN 55402. Xcel operates in twelve western and mid-western states.

              (b)     At all relevant times, it controlled the operations of NRG and its Board of Directors;

              (c)     Xcel’s common stock is traded on The New York Stock Exchange with the symbol “XEL.”

      4.     (a)     Defendant David H. Peterson is NRG’s Chairman, President and CEO.

              (b)     Defendants Wayne M. Brunetti, Luella G. Goldberg, Pierson M. Grieve, William A. Hodder, James J. Howard, and Gary R. Johnson are each directors of NRG.

              (c)     All of the individual defendants were appointed to their directorships with NRG by Xcel.

CLASS ACTION ALLEGATIONS

      5.     Plaintiff brings this action on his own behalf and as a class action on behalf of all NRG shareholders (except defendants herein, particularly Xcel, and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged here (the “Class”).

      6.     This action is properly maintainable as a class action pursuant to Rule 23 of the Minnesota Rules of Civil Procedure for the following reasons:

              (a)     The Class of NRG shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of March 1, 2002, there were numerous NRG shares in public hands outstanding owned by thousands of shareholders scattered throughout the United States.

              (b)     There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include,inter alia, the following:

                   (i)     Whether one more or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of NRG’s public shareholders;

                   (ii)     Whether the defendants, including each member of NRG’s Board of Directors, have breached their fiduciary duties owed to plaintiff and members of the Class; and

                   (iii)     Whether plaintiff and the other members of the Class will be irreparably damaged by the tender offer and related transaction and conduct complained of herein.

     7.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     8.    Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

     9.    For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

THE TRANSACTION AT ISSUE

     10.    On or around February 15, 2002, Xcel informed NRG and its Board of Directors that Xcel's Board of Directors unanimously approved a proposed acquisition of the remainder of NRG that Xcel did not already own for 0.4846 Xcel shares per NRG share. The transaction is to be consummated by means of a tender offer to the members of the Class.

     11.    A special committee of purportedly independent (but unidentified) members of NRG's Board of Directors was appointed on or about February 26, 2002 to "review" the proposed tender offer. In order to facilitate the defendants' objectives and to create a superficial veneer of fairness, Credit Suisse First Boston, an investment banking firm, was retained by the special committee to issue an opinion that the proposed transaction is fair to the members of the Class. The New York law firm of Sullivan & Cromwell was also retained by the Committee to "assist" the process.  It is anticipated that in addition to providing legal advice to the committee, Sullivan & Cromwell is expected to play an active role in engineering the proposed transaction.

      12.    In connection with the proposal, Xcel is preparing a written tender offer containing a more detailed description of the proposal and describing the operations of both companies.  The tender offer will be mailed to the members of the Class shortly.

SUBSTANTIVE ALLEGATIONS

      13.    Xcel dominates and controls NRG and its Board of Directors. By virtue of such domination and control, neither the Company’s Board of Directors nor any committee thereof (including the special committee appointed in connection with the proposed tender offer) can adequately and independently protect and advance the interests of the public shareholders of NRG with respect to the transaction referred to above.

      14.    The proposed transaction is wrongful, unfair and harmful to the public shareholders of NRG, the Class members, and represents an attempt by Xcel and its affiliates to subvert the interests of the public shareholders of NRG and in breach of the contractual and fiduciary relationships owed by Xcel and each of the individual defendants to the Class in order to aggrandize their own interests and the interests of their affiliates. Defendants are carrying out the foregoing transactions and sham evaluation of the fairness of the tender offer apparently without adequate and truly independent representation of the public shareholders of NRG that would ensure that the best interests of the public shareholders are protected and advanced, and ensure that the transaction is entirely fair. The proposed transaction will deny plaintiff and other Class members their contractual rights inherent in the ownership of NRG shares.

      15.     This conduct by the defendants is, and will continue to be, wrongful, unfair and harmful to the public NRG shareholders and is an attempt by Xcel and the individual defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the public NRG shareholders. This conduct will deny members of the Class their right to share appropriately in the true value of the valuable assets, future earnings, and profitable businesses of NRG and to deny them the likely increase in the value of NRG shares that Xcel is taking for itself.

      16.     In contemplating, planning and/or effecting the foregoing conduct and in pursuing and structuring the tender offer, defendants, their legal counsel, and financial advisors are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

      17.     Because defendants (and those acting in concert with them) dominate and control the business and corporate affairs of NRG and because they are in possession of private corporate information concerning its businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public NRG shareholders.

      18.     As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged.

      19.     Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(a)	Declaring that this action may be maintained as a class action;

     (b)      Declaring that the proposed transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

      (c)      Enjoining preliminarily and permanently the defendants from taking any steps to accomplish or implement the proposed transaction without adequate safeguards for the interests of the Class, including truly independent representation to act on behalf of the public NRG shareholders;

      (d)      Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transaction complained of herein, together with prejudgment and post-judgment interest;

      (e)      Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

      (f)      Granting such other and further relief as may be just and proper.

ZIMMERMAN REED, P.L.L.P.

Dated: 3/7/02	By /s/ J. Gordon Rudd, Jr.
J. Gordon Rudd, Jr. - #222082
Carolyn G. Anderson - #275712
David M. Cialkowski - #306526
651 Nicollet Mall, Suite 501
Minneapolis, Minnesota 55402
612-341-0400 (Telephone)
612-341-0844 (Facsimile)

GREENFIELD & GOODMAN LLP
Richard D. Greenfield
Marguerite R. Goodman
P.O. Box 665
Paoli, PA 19301
410-745-4149 (Telephone)
410-745-4158 (Facsimile)

ATTORNEYS FOR PLAINTIFF AND THE CLASS

ACKNOWLEDGMENT

     The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minn. Stat. § 549.211, Subd. 2, to the party against whom the allegations in this pleading are asserted.

/s/ J. Gordon Rudd, Jr.
J. Gordon Rudd, Jr.